Exhibit 99.2

GW Announces New Epidiolex® (CBD) Positive Phase 3 Data in Dravet Syndrome and Lennox-Gastaut Syndrome

- Posters Presented at American Epilepsy Society Annual Meeting -

- New data includes key secondary efficacy endpoints -

London, UK, 5 Dec 2016: GW Pharmaceuticals plc (Nasdaq: GWPH, , “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced additional positive Epidiolex® (cannabidiol or CBD) Phase 3 data in poster presentations at the 70th Annual Meeting of the American Epilepsy Society. These data are from the positive pivotal Phase 3 study of Epidiolex in Dravet syndrome and the first pivotal Phase 3 study of Epidiolex in Lennox-Gastaut syndrome (LGS),both reported earlier this year.

“We are pleased to present key findings from two pivotal Phase 3 studies of Epidiolex and believe these additional positive data reinforce the robust nature of the results achieved in two of the most difficult-to-treat epilepsy patient populations,” stated Justin Gover, GW’s Chief Executive Officer. “We are making very good progress toward a NDA submission to the FDA as well as preparations for commercial launch and look forward to the opportunity to make this important new medicine available to patients as quickly as possible.”

Highlights of Findings in both Phase 3 studies:

•	Each pivotal Phase 3 study achieved the primary endpoint demonstrating a statistically significant difference between Epidiolex and placebo in seizure frequency reduction during the 14 week treatment period.
•	In the 12-week maintenance period (excluding the initial dose escalation), the treatment effect increased for patients receiving Epidiolex and showed a greater level of statistically significance compared with placebo.
•	Caregivers of patients receiving Epidiolex were significantly more likely to report an improvement in overall condition,
•	A consistent separation between Epidiolex and placebo across all response rates was seen. In the LGS study, the drop seizure responder analysis showed a statistically-significant separation between Epidiolex and placebo at the 50 percent seizure reduction threshold,
•	Epidiolex efficacy was established relatively early in treatment.
•	Epidiolex was generally well tolerated.

“These placebo-controlled studies demonstrate that Epidiolex provides clinically meaningful reductions in seizure frequency together with an acceptable safety and tolerability profile”, stated Orrin Devinsky, M.D., of New York University Langone Medical Center’s Comprehensive Epilepsy Center and Principal Investigator of the Dravet syndrome trial. “The epilepsy community has been eagerly anticipating the presentation of this high quality scientific data from the Epidiolex program at the American Epilepsy Society. My colleagues and I are excited at the future prospect of prescribing an appropriately standardized and tested pharmaceutical formulation of cannabidiol.”

“Dravet syndrome and Lennox-Gastaut syndrome are diagnosed in early childhood and represent some of the most difficult types of epilepsy to treat. Nearly all patients continue to have uncontrolled seizures and other medical needs throughout their lifetime. These trial results show that Epidiolex offers much needed new hope for children and their families,” stated Elizabeth Thiele, MD, PhD, Director of Pediatric Epilepsy at the Massachusetts General Hospital, Professor of Neurology at the Harvard Medical School and Principal Investigator of the LGS trial. “I very much look forward to the day when Epidiolex is available as a new prescription option for my patients.”

The studies represented in the posters are the first randomized, double-blind, placebo-controlled studies to investigate the efficacy and safety of CBD added to concomitant antiepileptic drug (AED) therapy in Dravet syndrome and LGS. The following are links to the posters presented:

Phase 3 Trial in Lennox-Gastaut syndrome (click to access)

Phase 3 Trial in Dravet syndrome (Part A) (click to access)

Phase 3 Trial in Dravet syndrome (Part B) (click to access)

Copies of these posters will also be available on GW’s corporate website in the Investor Relations section under presentations.

About Lennox-Gastaut Syndrome

The peak onset of LGS typically occurs between ages of 3 to 5 years and can be caused by a number of conditions, including brain malformations, severe head injuries, central nervous system infections, and inherited degenerative or metabolic conditions. In up to 30 percent of patients, no cause can be found. Patients with LGS commonly have multiple seizure types including non-convulsive, convulsive and drop seizures, which frequently lead to falls and injuries. Drug resistance is one of the main features of LGS. Most children with LGS experience some degree of impaired intellectual functioning, as well as developmental delays and behavioral disturbances. It is estimated that there are approximately 14,000-18,500 patients with LGS in the United States and 23,000-31,000 patients with LGS in Europe.

About Dravet Syndrome

Dravet syndrome is a severe infantile-onset and highly treatment-resistant epileptic syndrome frequently associated with a genetic mutation in sodium channels. Onset of Dravet syndrome occurs during the first year of life in previously healthy and developmentally normal infants. Initial seizures are often temperature related, severe, and long-lasting. Over time, people with Dravet syndrome can develop multiple types of seizures, including tonic-clonic, myoclonic, and atypical absences and are prone to bouts of prolonged seizures called status epilepticus, which can be life threatening. Risk of premature death including SUDEP (sudden expected death in epilepsy) is elevated in people with Dravet Syndrome. Additionally, the majority will develop moderate to severe intellectual and development disabilities and require lifelong supervision and care. There are currently no FDA-approved treatments and nearly all patients continue to have uncontrolled seizures and other medical needs throughout their lifetime.

About Epidiolex

Epidiolex, GW’s lead cannabinoid product candidate, is a liquid formulation of pure plant-derived CBD, which is in development for the treatment of a number of rare pediatric epilepsy disorders. GW has conducted extensive pre-clinical research of CBD in epilepsy since 2007. This research has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models and has the ability to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. To date, GW has received Orphan Drug Designation from the FDA for Epidiolex in the treatment of both Dravet syndrome and Lennox-Gastaut syndrome. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency for Epidiolex for the treatment of Dravet syndrome. GW is currently evaluating additional clinical development programs in other orphan seizure disorders.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 30 countries outside the United States. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. In the United States, GW is operating as Greenwich Biosciences Inc. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

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Cannabidiol (CBD) Significantly Reduces Drop Seizure Frequency in Lennox-Gastaut Syndrome (LGS): Results of a Multi-center, Randomized, Double-blind, Placebo-controlled Trial (GWPCARE4) Elizabeth A. Thiele1 | Maria Mazurkiewicz-Beldzinska2 | Selim Benbadis3 | Eric D. Marsh4 | Charuta Joshi5 | Jacqueline A. French6 | Claire Roberts7 | Adam Taylor7 | Kenneth Sommerville8 1Massachusetts General Hospital, USA; 2Medical University of Gdansk, Poland; 3University of South Florida, USA; 4Children’s Hospital of Philadelphia, USA; 5Childrens Hospital of Colorado, USA; 6NYU Langone Medical Center, USA; 7GW Research, Ltd, England; 8GW Pharmaceuticals Inc., Duke University, USA. SUMMARY • The trial met its primary endpoint, demonstrating that CBD (20 mg/kg/day), as an add-on to standard of care, produced significantly greater reductions in drop seizures vs. placebo in patients with Lennox-Gastaut Syndrome (LGS). • CBD resulted in significantly greater reductions in total seizure and non-drop seizure frequency vs. placebo. • CBD patients/caregivers were significantly more likely than patients taking placebo to report an improvement in overall condition as measured on the Subject/Caregiver Global Impression of Change (S/CGIC) scale. • CBD resulted in more adverse events than placebo, but it was generally well tolerated. INTRODUCTION Data from an open-label, expanded access program in the United States have suggested that CBD reduces seizures in patients with LGS1. This is the first randomized, double-blind, placebo-controlled trial to investigate the efficacy and safety of adjunctive CBD in children and adults (2–55 years old) with LGS. Patient disposition and baseline demographics *Met criteria for liver enzyme elevations Parameter CBD (n=86) Placebo (n=85) Age (years) Mean 15.5 15.3 (min, max) (2.7, 39.0) (2.8, 45.1) 2–17 years [n (%)] 56 (65.1) 57 (67.1) 18–55 years [n (%)] 30 (34.9) 28 (32.9) Sex [n (%)] Male 45 (52.3) 43 (50.6) Number of Prior AEDs Median 6 6 (min, max) (1, 18) (0, 28) Number of Current AEDs* Median 3 3 (min, max) (1, 5) (1, 4) Seizure Frequency (per 28 Days) During Baseline Median Drop Seizures 71 75 (Q1, Q3) (27.0, 156.0) (47.3, 144.0) Median Total Seizures 145 177 (Q1, Q3) (72.0, 385.7) (68.6, 359.5) *Most common antiepileptic drugs (AEDs) were clobazam (49%), valproic acid (40%), and lamotrigine (37%). EFFICACY RESULTS Percentage change from baseline in drop and total seizure frequency (28-day average) A | Drop Seizures CBD (n=86) B | Total Seizures CBD (n=86) Placebo (n=85) Placebo (n=85) Significantly greater reductions were reported for CBD than for placebo; this difference was established during the first 4 weeks of maintenance. Reduction in non-drop seizures was statistically different for the subgroup of patients who had non-drop seizures: CBD (n=77; 49%) vs. placebo (n=79; 23%) (p=0.0044). Subject/caregiver global impression of change from Drop seizure responder rates baseline at last visit 44.2% of CBD patients had >50% reduction in drop seizures compared to 23.5% of patients taking placebo (p=0.0043). No patients in either treatment group were drop-seizure free during the treatment period; 5 CBD patients vs. 0 placebo patients were drop-seizure free during the maintenance period, 3 of whom completed the trial. CBD patients/caregivers were more likely to report an improvement in overall condition in the S/CGIC (OR=2.54; p=0.0008). 94% of patients were on multiple concomitant AEDs. The effect of concomitant AEDs on efficacy will be explored in future pooled analyses. SAFETY RESULTS Summary of treatment-emergent adverse events (TEAEs) CBD (n=86) Placebo (n=85) n (%) n (%) All-causality TEAEs 74 (86.0%) 59 (69.4%) Treatment-related TEAEs 53 (61.6%) 29 (34.1%) TEAEs leading to withdrawal 12 (14.0%) 1 (1.2%) Serious TEAEs 20 (23.3%) 4 (4.7%) Treatment-related serious TEAEs 9 (10.5%) 1 (1.2%) TEAEs reported in >10% of patients in either group by preferred term Diarrhea 16 (18.6%) 7 (8.2%) Somnolence 13 (15.1%) 8 (9.4%) Pyrexia 11 (12.8%) 7 (8.2%) Decreased appetite 11 (12.8%) 2 (2.4%) Vomiting 9 (10.5%) 14 (16.5%) Of those who reported a TEAE, 78% of CBD and 97% of placebo patients reported it as mild or moderate. The pattern of serious TEAEs was consistent with the common TEAEs reported on CBD. There was no difference in the number of patients who experienced status epilepticus between CBD (n=1) and placebo (n=1); no episodes were deemed treatment-related nor led to withdrawal from treatment. There was 1 death in the CBD group, due to acute respiratory distress syndrome; the death was not considered treatment-related. Laboratory investigations Increases in ALT or AST (> 3× ULN) occurred in 1 placebo and 20 CBD patients; 16 CBD patients were on concomitant valproic acid. No patients met standard criteria for drug-induced liver injury (Hy’s law) with concurrent elevated bilirubin >2× ULN. Six CBD patients withdrew from treatment. A seventh patient met criteria for withdrawal but was discontinued for noncompliance. All elevations resolved. METHODS Eligible patients were aged 2–55 years with a clinical diagnosis of LGS inadequately controlled by >1 current AED(s). Patients had a history of slow (<3 Hz) spike-and-wave pattern EEG.After a 4-week baseline, patients with at least 2 drop seizures per week were randomized (1:1) to 20 mg/kg/day of a pharmaceutical formulation of CBD (100 mg/mL) in oral solution or matched placebo, administered b.i.d. starting at 2.5 mg/kg/day and titrated up to 20 mg/kg/day over a 2-week period, followed by a 12-week dose-maintenance period.A drop seizure was defined as an atonic, tonic, or tonic-clonic seizure involving the entire body, trunk, or head that led (or could have led) to a fall, injury, slumping in a chair, or hitting the patient’s head on a surface.The treatment period consisted of both the titration and maintenance periods.Caregivers recorded seizures daily using an automated interactive voice response system. Classification of seizure types was confirmed by the Epilepsy Study Consortium. Patients who completed the trial were eligible to continue into an open-label extension study. Disclosures: This study was sponsored by GW Pharmaceuticals plc, London, UK. Formatting and editorial assistance was provided to the authors by Hospicom, Cold Spring, NY and funded by GW Pharmaceuticals. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. Elizabeth A. Thiele, Maria Mazurkiewicz-Beldzinska, Selim Benbadis, Eric D. Marsh, Charuta Joshi, and Jacqueline A. French have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals, plc. Kenneth Sommerville is an employee of GW Pharmaceuticals, Inc. Adam Taylor and Claire Roberts are employees of GW Research, Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Devinsky O, Marsh E, Friedman D, et al. Cannabidiol in patients with treatment-resistant epilepsy: an open-label interventional trial. Lancet Neurol. 2015;4422(15):1–9. Contact Information: medinfo.usa@gwpharm.com Presented: The American Epilepsy Society Annual Meeting; Houston, TX; December 2–6, 2016. To obtain a PDF of this poster • Scan the QR code or • Visit www.GWQRcodes.com/631138 Charges may apply. No personal information is stored.

A Dose Ranging Safety and Pharmacokinetic Study of Cannabidiol (CBD) in Children With Dravet Syndrome (GWPCARE1) Matthew H. Wong1 | Orrin Devinsky2 | Elizabeth A. Thiele3 | Richard Appleton4 | Anup D. Patel5 | Cynthia L. Harden6 | Kenneth Sommerville7 | Sam Greenwood8 | Gilmour Morrison8 1Wake Forest School of Medicine; 2NYU Epilepsy Center; 3Massachusetts General Hospital; 4Alder Hey Children’s Health Park; 5Nationwide Children’s Hospital and The Ohio State University College of Medicine; 6Mount Sinai Health System; 7GW Pharmaceuticals, Inc. and Duke University; 8GW Research, Ltd. SUMMARY • Exposure to CBD and its metabolites increased in a dose-proportional manner; 7-COOH-CBD was the major circulating metabolite. • N-desmethylclobazam (N-CLB) levels increased in patients on CBD, except for those on concomitant stiripentol, which may reflect prior saturated inhibition of CYP2C19 enzyme by stiripentol. • There was no demonstrable effect on other antiepileptic drugs (AEDs) tested (valproic acid, topiramate, stiripentol, or levetiracetam). • CBD resulted in more adverse events than placebo, but it was generally well tolerated at all doses examined. • 20 mg/kg/day was approved by the Data Safety Monitoring Committee for further investigation. INTRODUCTION Data from a US expanded access program suggest that CBD reduces seizures in patients with Dravet syndrome (DS)1. This randomized controlled study evaluated dose-ranging safety, tolerability, and pharmacokinetics (PK) of adjunctive CBD in children with DS in Part A. Data from Part A were used to determine the dose for Part B, which assessed safety and efficacy in a larger population. Patient disposition and baseline demographics *Met criteria for liver enzyme elevations CBD Parameter 5 mg/kg (n=10) 10 mg/kg (n=8) 20 mg/kg (n=9) Placebo (n=7) Age (years) Mean 7.2 7.4 8.7 7.0 (min, max) (4.7, 10.9) (4.0, 10.9) (5.4, 10.7) (6.1, 8.8) Sex Male (%) 5 (50) 3 (38) 3 (33) 5 (71) Number of Prior AEDs Median 3 3.5 4 5 (min, max) (0, 11) (0, 5) (2, 8) (1, 5) Number of Current AEDs* Median 3 3 3 2 (min, max) (1, 4) (2, 3) (1, 4) (1, 3) *The most commonly used AEDs were clobazam (68%) and valproic acid (65%). PHARMACOKINETIC RESULTS Plasma pharmacokinetics of CBD and metabolites CBD 6-OH-CBD 7-COOH-CBD Day 1: 5 mg/kg* Day 1: 10 mg/kg* Day 1: 20 mg/kg* Day 22: 5 mg/kg Day 22: 10 mg/kg Day 22: 20 mg/kg *Day 1 dose was 1.25 mg/kg for all 3 treatment groups CBD 6-OH-CBD 7-COOH-CBD Individual patient data Geometric mean Mean percentage change in plasma concentrations of CLB, N-CLB, and valproic acid at Day 22 CLB and N-CLB Valproic Acid *2 patients in the 5 mg/kg group reduced CLB dose during the treatment period. Error bars: standard error of mean (SEM) Error bars: SEM After single or twice-daily dosing of CBD, 7-COOH-CBD was the major circulating metabolite; by Day 22 it was approximately 13–17 times higher than CBD; 6-OH-CBD was a minor circulating metabolite. Exposure to CBD, 7-COOH-CBD, and 6-OH-CBD increased in a dose-proportional manner; qualitative data generated for the 7-OH-CBD metabolite also showed a dose-proportional increase. In patients on concomitant CLB, at Day 22, CLB plasma concentrations were unchanged; N-CLB concentration increased independent of CBD dose but did not increase in the patients on stiripentol. CBD had no obvious effect on drug levels of other AEDs tested: valproic acid (n=18), topiramate (n=8), stiripentol (n=4), or levetiracetam (n=7). SAFETY RESULTS Treatment-emergent adverse events (TEAEs) 5 mg/kg (n=10) 10 mg/kg (n=8) 20 mg/kg (n=9) Placebo (n=7) n (%) n (%) n (%) n (%) All-causality TEAEs 8 (80) 5 (63) 7 (78) 6 (86) Treatment-related TEAEs 6 (60) 3 (38) 4 (44) 1 (14) TEAEs leading to withdrawal 0 1 (13) 1 (11) 0 Serious TEAEs 1 (10) 2 (25) 1 (11) 1 (14) Treatment-related serious TEAEs 1 (10) 1 (13) 0 0 TEAEs reported in >10% of patients in either group by preferred term Somnolence 2 (20) 3 (38) 0 1 (14) Pyrexia 3 (30) 3 (38) 0 0 Decreased appetite 0 1 (13) 4 (44) 0 Sedation 2 (20) 0 2 (22) 0 2 patients on CBD discontinued due to TEAEs (1 for abnormal liver enzymes meeting withdrawal criteria and decreased appetite on 20 mg/kg, and 1 for pyrexia and maculopapular rash on 10 mg/kg); each event was considered treatment-related but resolved following cessation of CBD. Increases in ALT or AST (levels > 3× ULN) occurred in 6 CBD patients, all on valproic acid (4 had concomitant infections). No patients met standard criteria for drug-induced liver injury (Hy’s law) with concurrent elevated bilirubin > 2× ULN. One patient withdrew from treatment. All elevations resolved. METHODS Patients were aged 4–10 years and had a documented history of DS with seizures inadequately controlled by >1 current AED(s). After a 4-week baseline period, patients with fewer than 4 convulsive seizures (ie, tonic–clonic, tonic, clonic, atonic seizures) were randomized to 1 of 3 doses of CBD (5, 10, 20 mg/kg/day) or placebo as add-on therapy for 3 weeks. CBD (25 or 100 mg/mL oral solution) was administered b.i.d. starting at 2.5 mg/kg/day and increasing by 2.5–5.0 mg/kg QOD to randomized dose. The treatment period consisted of both the titration and maintenance periods. PK blood samples were taken on the first day of dosing and again at 3 weeks (nominal times: pre-dose; 2.5 h and 5 h post-dose); PK exposures were expressed as AUC0–t; dose proportionality was assessed on Day 22 by simple regression analysis. An independent Data Safety Monitoring Committee reviewed unblinded safety data during Part A of the trial in order to recommend the dose and dose regimen to be used in Part B. Classification of seizure types was confirmed by the Epilepsy Study Consortium. Patients who completed the trial were eligible to continue into an open-label extension study. Disclosures: This study was sponsored by GW Pharmaceuticals plc, London, UK. Formatting and editorial assistance was provided to the authors by Hospicom, Cold Spring, NY and funded by GW Pharmaceuticals. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. Matthew H. Wong, Orrin Devinsky, Elizabeth A. Thiele, Richard Appleton, Anup D. Patel, and Cynthia L. Harden have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals, plc. Ken Sommerville is an employee of GW Pharmaceuticals, Inc. Sam Greenwood and Gilmour Morrison are employees of GW Research, Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Devinsky O, Marsh E, Friedman D, et al. Cannabidiol in patients with treatment-resistant epilepsy: an open-label interventional trial. Lancet Neurol. 2015;4422(15):1–9. Contact Information: medinfo.usa@gwpharm.com Presented: The American Epilepsy Society Annual Meeting; Houston, TX; December 2–6, 2016. To obtain a PDF of this poster • Scan the QR code or • Visit www.GWQRcodes.com/519903 Charges may apply. No personal information is stored.

Cannabidiol (CBD) Significantly Reduces Convulsive Seizure Frequency in Dravet Syndrome (DS): Results of a Multi-center, Randomized, Double-blind, Placebo-controlled Trial (GWPCARE1) J. Helen Cross1 | Orrin Devinsky2 | Linda Laux3 | Eric Marsh4 | Ian Miller5 | Rima Nabbout6 | Ingrid E Scheffer7 | Elizabeth A. Thiele8 | Stephen Wright9 1UCL Great Ormond Street Institute of Child Health, London, UK; 2NYU Comprehensive Epilepsy Center, New York, NY; 3Ann and Robert H Lurie Children’s Hospital of Chicago, Lurie Children’s Epilepsy Center, Chicago, Illinois; 4The Children’s Hospital of Philadelphia, Philadelphia PA; 5Miami Children’s Hospital, Miami, Florida; 6Hôpital Necker - Enfants Malades, Paris, France; 7University of Melbourne, Florey Institute, Austin Health and Royal Children’s Hospital, Melbourne, Australia; 8Massachusetts General Hospital, Boston, MA; 9GW Research, Ltd, London, England. SUMMARY • The trial met its primary endpoint, demonstrating that CBD (20 mg/kg/day), as an add-on to standard of care, produced significantly greater reductions in convulsive seizures vs. placebo in patients with Dravet syndrome (DS). • CBD resulted in significantly greater reductions in total seizure frequency vs. placebo. • Compared to placebo, CBD caregivers were significantly more likely to report an improvement in overall condition, as measured on the Caregiver Global Impression of Change (CGIC) scale. • CBD resulted in more adverse events than placebo, but it was generally well tolerated. INTRODUCTION Data from a US expanded access program suggest that CBD reduces seizures in patients with DS1. This is the first randomized, double-blind, placebo-controlled trial to investigate the efficacy and safety of adjunctive CBD in children (2–18 years old) with DS. Patient disposition and baseline demographics Parameter CBD (n=61) Placebo (n=59) Age (years) Mean 9.7 9.8 (min, max) (2.5, 18.0) (2.3, 18.4) Age Group [n (%)] 2–5 years 18 (29.5) 17 (28.8) 6–12 years 23 (37.7) 24 (40.7) 13–18 years 20 (32.8) 18 (30.5) Sex [n (%)] Male 35 (57.4) 27 (45.8) Number of Prior AEDs Median 4 4 (min, max) (0, 26) (0, 14) Number of Current AEDs* Median 3 3 (min, max) (1, 5) (1, 5) Seizure Frequency (per 28 Days) During Baseline Median Convulsive 12.4 14.9 (Q1, Q3) (6.2, 28.0) (7.0, 36.0) Median Total 24 41.5 (Q1, Q3) (10.4, 141.0) (12.0, 367.0) *Most common antiepileptic drugs (AEDs) were clobazam (65%), valproic acid (57%), stiripentol (43%). EFFICACY RESULTS Percentage change in convulsive and total seizure frequency (28-day average) A | Convulsive Seizures B | Total Seizures CBD (n=61) CBD (n=61) Placebo (n=59) Placebo (n=59) Significantly greater reductions were reported for CBD than for placebo; this difference was established during the first 4 weeks of maintenance. Reduction in non-convulsive seizures was not statistically different for subgroup of patients with non-convulsive seizures who were taking CBD (n=37, 40%) vs. placebo (n=41, 35%). Caregiver global impression of change from Convulsive seizure responder rates baseline at last visit 43% of CBD patients had a >50% reduction in convulsive seizures compared to 27% of patients taking placebo. 3 CBD and no placebo patients achieved convulsive and total seizure freedom during the entire treatment period. An additional 4 CBD patients achieved convulsive seizure freedom during maintenance (no placebo); of these, 1 completed the trial. Caregivers of CBD patients were more likely to report an improvement in overall condition on CGIC (OR=2.29; p=0.0155). 93% of patients were on multiple concomitant AEDs. The effect of concomitant AEDs on efficacy will be explored in future pooled analyses. SAFETY RESULTS Summary of treatment-emergent adverse events (TEAEs) CBD (n=61) Placebo (n=59) n (%) n (%) All-causality TEAEs 57 (93.4%) 44 (74.6%) Treatment-related TEAEs 43 (70.5%) 16 (27.1%) TEAEs leading to withdrawal 9 (14.8%) 1 (1.7%) Serious TEAEs 10 (16.4%) 3 (5.1%) Treatment-related serious TEAEs 5 (8.2%) 0 TEAEs reported in >10% of patients in either group by preferred term Somnolence 22 (36.1%) 6 (10.2%) Diarrhea 19 (31.1%) 6 (10.2%) Decreased appetite 17 (27.9%) 3 (5.1%) Fatigue 12 (19.7%) 2 (3.4%) Pyrexia 9 (14.8%) 5 (8.5%) Vomiting 9 (14.8%) 3 (5.1%) Lethargy 8 (13.1%) 3 (5.1%) Upper respiratory tract infection 7 (11.5%) 5 (8.5%) Convulsion 7 (11.5%) 3 (5.1%) Of those who reported a TEAE, 84% of CBD and 95% of placebo patients reported it as mild or moderate. The pattern of serious TEAEs was consistent with the common TEAEs reported on CBD. There was no difference in the number of patients who experienced status epilepticus between CBD (n=4) and placebo (n=3); no episodes were deemed treatment-related nor led to withdrawal from treatment. There were no deaths. Laboratory investigations Increases in ALT or AST (> 3× ULN) occurred in 12 CBD and 1 placebo patient, all of whom were on concomitant valproic acid. No patients met standard criteria for drug-induced liver injury (Hy’s law) with concurrent elevated bilirubin > 2× ULN. Three of the CBD patients withdrew from treatment. All elevations resolved. METHODS Eligible patients were aged 2–18 years, with a clinical diagnosis of DS inadequately controlled by >1 current AED(s), and were experiencing >4 convulsive seizures during the 28-day baseline period. Patients were randomized (1:1) to 20 mg/kg/day of a pharmaceutical formulation of CBD (100 mg/mL) in oral solution or matched placebo, administered b.i.d. starting at 2.5 mg/kg/day and titrated up to 20 mg/kg/day over a 2-week period, followed by a 12-week dose maintenance period. Convulsive seizures were defined as tonic–clonic, tonic, clonic, and atonic seizures. The treatment period consisted of both the titration and maintenance periods. Caregivers recorded seizures daily using an automated interactive voice response system. DS diagnosis and classification of seizure types was confirmed by the Epilepsy Study Consortium. Patients who completed the trial were eligible to continue into an open-label extension study. Disclosures: This study was sponsored by GW Pharmaceuticals plc, London, UK. Formatting and editorial assistance was provided to the authors by Hospicom, Cold Spring, NY and funded by GW Pharmaceuticals. All authors met the ICMJE authorship criteria. Neither honoraria nor payments were made for authorship. J. Helen Cross, Orrin Devinsky, Linda Laux, Eric Marsh, Ian Miller, Rima Nabbout, Ingrid E Scheffer, and Elizabeth A. Thiele have consulted for, conducted studies funded by, or received honoraria from GW Pharmaceuticals, plc. Stephen Wright is an employee of GW Research, Ltd. Findings reported in this study are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products. References: 1. Devinsky O, Marsh E, Friedman D, et al. Cannabidiol in patients with treatment-resistant epilepsy: an open-label interventional trial. Lancet Neurol. 2015;4422(15):1–9. Contact Information: medinfo.usa@gwpharm.com Presented: The American Epilepsy Society Annual Meeting; Houston, TX; December 2–6, 2016. To obtain a PDF of this poster • Scan the QR code or • Visit www.GWQRcodes.com/311151 Charges may apply. No personal information is stored.